UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Consolidated Financial Results for the nine months ended December 31, 2008 (U.S. GAAP Financial Information)
CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2008
SUPPORT DOCUMENTATION (CONSOLIDATED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: January 30, 2009

Makita Corporation
Consolidated Financial Results
for the nine months
ended December 31, 2008
(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”
originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2008
January 30, 2009
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President & CEO
1.Operating results of the nine months ended December 31, 2008 (From April 1, 2008 to December 31, 2008)
(1)	CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the nine months ended		For the nine months ended
	December 31, 2007		December 31, 2008
		%		%
Net sales	257,580	27.1	238,975	(7.2)
Operating income	51,222	44.4	45,915	(10.4)
Income before income taxes	51,788	41.9	41,862	(19.2)
Net income	36,214	42.4	31,084	(14.2)

	Yen

Net income per share	251.94		220.81

Note:
The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income against the corresponding period of the previous year.
(2)	CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2008	As of December 31, 2008
Total assets	386,467	333,630
Shareholders’ equity	316,498	280,681
Shareholders’ equity ratio to total assets (%)	81.9%	84.1%

	Yen

Shareholders’ equity per share	2,201.36	2,037.38

2. Dividend Information

	Yen
	For the year ended	For the year ending
	March 31, 2008	March 31, 2009
Cash dividend per share:
Interim	30.00	30.00
Year-end	67.00	(Note)
Total	97.00	(Note)

Notes:
While the Company has set forth under the Articles of Corporation of the Company that the record date for the payment of dividend shall be the last day of a relevant period, at the present time, the projected amount of dividends as of the said record date has not been determined yet.
For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters” on page 2.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Financial Forecast for the year ending March 31, 2009 (From April 1, 2008 to March 31, 2009)

	Yen (millions)
	For the year ending March 31, 2009

		%
Net sales	290,000	(15.3)
Operating income	50,000	(25.4)
Income before income taxes	44,500	(32.3)
Net income	33,000	(28.3)
	Yen

Net income per share	239.54

Note:
The consolidated financial forecast for the year ending March 31, 2009 has been revised.
The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income against the corresponding period of the previous year.
For details, refer to [Qualitative Information and Financial Statements] section 3 “Qualitative information on consolidated financial forecast” on page 4.
The above forecast is based on the assumption of exchange rates of 90 yen to the U.S. dollar and 115 yen to the euro for the fourth quarter of the fiscal year.
The above forecast is also based on information as available at the present time, and includes potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecast provided above.
4. Other
(1)	Changes in important subsidiaries during the period (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

Note: Refer to [Qualitative Information and Financial Statements] section 4 “Other” on page 4.

(3)	Changes in principles, procedures and disclosures of the accounting policies concerning quarterly consolidated financial statements preparation:

Note: Refer to [Qualitative Information and Financial Statements] section 4 “Other” on page 4.

(4)	Number of shares outstanding (common stock)

1.	Number of shares issued (including treasury stock):	As of December 31, 2008:	144,008,760
		As of March 31, 2008:	144,008,760

2.	Number of treasury stock:	As of December 31, 2008:	6,243,288
		As of March 31, 2008:	235,135

3.	Average number of shares outstanding:	For the nine months ended December 31, 2008:	140,769,752
		For the nine months ended December 31, 2007:	143,741,855
Explanation regarding proper use of business forecasts, and other significant matters
1.	The consolidated financial forecast for the year ending March 31, 2009 has been revised. Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] section 3 “Qualitative information on consolidated financial forecast” on page 4.

The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

2.	Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.

The Board of Directors plans to meet in April 2009 for a report on earnings for the year ending March 31, 2009. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2009.

The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special circumstances) and multiplied by 100.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

[Qualitative Information and Financial Statements]
1. Qualitative Information on Consolidated Operating Results
     In light of the economic conditions around the world during the nine months (the “period”) ended December 31, 2008, financial unrest stemming from the United States has spread from Japan, the United States and developed European countries to Eastern Europe, Russia, the Middle East and other emerging countries since last fall. The real global economy has undergone a dramatic slow down.
     Global investment in construction and housing markets has dropped sharply and significantly. As a result, the demand for power tools has also decreased sharply.
     Under these circumstances, consolidated net sales of Makita for the nine months ended December 31, 2008 decreased by 7.2% from the same period of the previous year to 238,975 million yen, due to the significant and sharp appreciation of the yen and the shrinkage of global demand.
     Incomes were affected by exchange rate losses, realized losses on securities resulting from the drop in their market prices, and other adverse factors. Operating income decreased by 10.4% from the same period of the previous year to 45,915 million yen (operating income ratio: 19.2%). Income before income taxes decreased by 19.2% to 41,862 million yen (income before income taxes ratio: 17.5%). Net income decreased by 14.2% to 31,084 million yen (net income ratio: 13.0%).
     Sales results by region are as follows:
     Net sales in Japan decreased by 7.9% from the same period of the previous year to 35,220 million yen as demand shrinkage further accelerated.
     Sales in Europe decreased by 6.3% to 112,267 million yen due to decrease in construction demand in Western Europe and sudden weakened demand in Eastern Europe and Russia where the demand had been very strong.
     Sales in North America decreased by 20.6% to 34,730 million yen. This was because of the significant shrinkage in the housing and commercial building market in the United States due to the recent credit crunch, and the extreme weakness of sales during the Christmas season. The steep rise in the yen value against the U.S. dollar also had a sizable negative impact on sales.
     Regions where sales had been strong until the second quarter also experienced a steep downturn in the market environment in the third quarter. Investment in construction stalled steeply in Southeast Asia. The economic growth in emerging countries slowed down steeply due to the drop in the price of crude oil and other mineral resources.
     The sharp depreciation of local currencies against the yen also had an adverse impact. As a result, all regions reported negative growth rates in the third quarter (single quarter, three-month results).
     Consequently, for the nine months ended December 31, 2008 sales in Asia increased by 7.3% from the same period of the previous year to 17,903 million yen, sales in Central and South America increased by 11.3% to 14,199 million yen, sales in the Middle East and Africa decreased by 3.0% to 13,544 million yen, and sales in Oceania decreased by 9.9% to 11,112 million yen.
2. Qualitative Information on Consolidated Financial Position
     The total assets as of December 31, 2008 decreased by 52,837 million yen to 333,630 million yen, compared with that as of March 31, 2008. The major factors behind this decrease were the decline in the value of assets held by overseas subsidiaries due to the impact of the stronger yen, the decrease in investment securities due to the drop in their market prices, and the sales of marketable securities in order to acquire the Company’s own shares.
     The total liabilities as of December 31, 2008 decreased by 16,680 million yen to 50,773 million yen, compared with that as of March 31, 2008. The major factor behind this decrease was a decrease in trade notes and accounts payable.
     The shareholders’ equity as of December 31, 2008 decreased by 35,817 million yen to 280,681 million yen, compared with that as of March 31, 2008.

3
English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Qualitative Information on Consolidated Financial Forecast
     It is forecast that the financial unrest and credit crunch stemming from the United States will expand into a serious, simultaneous global recession. The demand for power tools will drop steeply as a result of this economic downturn. The business environment surrounding Makita Group is consequently expected to become harsher.
     Accordingly, forecasts of consolidated results for the full year of the fiscal year ending March 31, 2009 announced on October 31, 2008 have been revised again as shown in the table below.
Revised Forecast for consolidated performance during the fiscal 2009 (from April 1, 2008 to March 31, 2009)
(Millions of yen)

	Net sales	Operating income	Income before income taxes	Net income	Net income per share (yen)

Outlook announced previously (A)	303,000	54,000	50,200	36,200	257.16
Revised forecast (B)	290,000	50,000	44,500	33,000	239.54
Change (B-A)	(13,000)	(4,000)	(5,700)	(3,200)	—
Percentage revision	(4.3)%	(7.4)%	(11.4)%	(8.8)%	—

Actual results for the previous year ended March 31, 2008	342,577	67,031	65,771	46,043	320.30

     The above forecast is based on the assumption of exchange rates of 90 yen to the U.S. dollar and 115 yen to the euro for the fourth quarter of the fiscal year.
     The above forecast is based on information as available at the present time, and includes potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecast provided above.
4. Other
(1)	Changes in important subsidiaries during the period (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

With regard to the income tax expenses, the Company computes interim income tax expense by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.

(3)	Changes in principles, procedures and disclosures of the accounting policies concerning quarterly consolidated financial statements preparation:

Starting with this fiscal year, the Company has adopted the “Fair Value Measurements” pursuant to the Statement of Financial Accounting Standards No. 157. This Statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption did not give rise to any material effect on the Company’s consolidated financial position or results of operations.

4
English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Consolidated Financial Statements
(1)	Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2008		As of December 31, 2008
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	46,306		31,114
Time deposits	2,393		3,792
Marketable securities	49,443		32,233
Trade receivables—
Notes	2,950		3,111
Accounts	60,234		43,011
Less— Allowance for doubtful receivables	(1,018)		(943)
Inventories	112,187		110,096
Deferred income taxes	6,478		7,768
Prepaid expenses and other current assets	11,382		10,292

Total current assets	290,355	75.1%	240,474	72.1%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	18,370		17,812
Buildings and improvements	64,268		60,164
Machinery and equipment	75,651		72,489
Construction in progress	2,765		7,288

	161,054		157,753
Less— Accumulated depreciation	(91,996)		(87,223)

	69,058	17.9%	70,530	21.1%

INVESTMENTS AND OTHER ASSETS:
Investment securities	18,034		12,094
Goodwill	2,001		1,990
Other intangible assets, net	2,240		2,248
Deferred income taxes	1,826		1,851
Other assets	2,953		4,443

	27,054	7.0%	22,626	6.8%

	386,467	100.0%	333,630	100.0%

5
English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2008		As of December 31, 2008
	Composition ratio		Composition ratio

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,724		625
Trade notes and accounts payable	23,372		18,953
Other payables	5,640		4,821
Accrued expenses	7,982		6,029
Accrued payroll	8,096		5,497
Income taxes payable	7,518		2,908
Deferred income taxes	58		25
Other current liabilities	5,266		4,959

Total current liabilities	59,656	15.4%	43,817	13.1%

LONG-TERM LIABILITIES:
Long-term indebtedness	908		831
Accrued retirement and termination allowances	3,716		2,998
Deferred income taxes	1,215		1,329
Other liabilities	1,958		1,798

	7,797	2.0%	6,956	2.1%

	67,453	17.4%	50,773	15.2%

MINORITY INTERESTS	2,516	0.7%	2,176	0.7%

SHAREHOLDERS’ EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,753		45,749
Legal reserve	5,669		5,669
Retained earnings	249,191		266,420
Accumulated other comprehensive income (loss)	(7,657)		(43,066)
Treasury stock, at cost	(263)		(17,896)

	316,498	81.9%	280,681	84.1%

	386,467	100.0%	333,630	100.0%

	As of March 31, 2008	As of December 31, 2008
Total number of shares authorized	496,000,000	496,000,000
Number of shares issued	144,008,760	144,008,760
Number of shares issued (excluding treasury stock)	143,773,625	137,765,472
Number of treasury stock	235,135	6,243,288

6
English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income

	Yen (millions)
	For the nine months ended December 31, 2007		For the nine months ended December 31, 2008

	Composition ratio		Composition ratio

NET SALES	257,580	100.0%	238,975	100.0%
Cost of sales	149,599	58.1%	136,805	57.2%

GROSS PROFIT	107,981	41.9%	102,170	42.8%
Selling, general, administrative and other expenses	56,759	22.0%	56,255	23.6%

OPERATING INCOME	51,222	19.9%	45,915	19.2%

OTHER INCOME (EXPENSES):
Interest and dividend income	1,670		1,429
Interest expense	(210)		(230)
Exchange losses on foreign currency transactions, net	(563)		(2,741)
Realized losses on securities, net	(14)		(2,126)
Other, net	(317)		(385)

Total	566	0.2%	(4,053)	(1.7)%

INCOME BEFORE INCOME TAXES	51,788	20.1%	41,862	17.5%

PROVISION FOR INCOME TAXES:
Current	13,844		10,254
Deferred	1,730		524

Total	15,574	6.0%	10,778	4.5%

NET INCOME	36,214	14.1%	31,084	13.0%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the nine months	For the nine months
	ended December 31,	ended December 31,
	2007	2008

Net cash provided by operating activities	21,930	19,722
Net cash used in investing activities	(3,727)	(1,006)
Net cash used in financing activities	(13,428)	(32,645)
Effect of exchange rate changes on cash and cash equivalents	(253)	(1,263)

Net change in cash and cash equivalents	4,522	(15,192)
Cash and cash equivalents, beginning of period	37,128	46,306

Cash and cash equivalents, end of period	41,650	31,114

(4) Notes on the preconditions for a going concern: None
(5) Condensed Operating Segment Information

	Yen (millions)
	For the nine months ended December 31, 2007
			North				Corporate and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated

Sales:
(1) External customers	52,744	119,786	43,640	8,766	32,644	257,580	—	257,580
(2) Inter-segment	52,553	4,052	3,627	76,603	142	136,977	(136,977)	—

Total	105,297	123,838	47,267	85,369	32,786	394,557	(136,977)	257,580

Operating expenses	88,055	104,112	45,804	74,839	28,076	340,886	(134,528)	206,358
Operating income	17,242	19,726	1,463	10,530	4,710	53,671	(2,449)	51,222

	Yen (millions)
	For the nine months ended December 31, 2008
			North				Corporate and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated

Sales:
(1) External customers	49,229	112,148	34,962	8,380	34,256	238,975	—	238,975
(2) Inter-segment	45,992	3,576	3,793	71,161	105	124,627	(124,627)	—

Total	95,221	115,724	38,755	79,541	34,361	363,602	(124,627)	238,975

Operating expenses	85,990	96,940	37,694	69,793	29,455	319,872	(126,812)	193,060
Operating income	9,231	18,784	1,061	9,748	4,906	43,730	2,185	45,915

8
English translation of “KESSAN TANSHIN” originally issued in Japanese

(6) Notes in case there is any significant change in the shareholders’ equity
Consolidated Statement of Shareholders’ equity

Yen (millions)
For the nine months ended
December 31, 2008
COMMON STOCK:
Beginning balance	23,805

Ending balance	23,805

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,753
Disposal of treasury stock	(4)

Ending balance	45,749

LEGAL RESERVE:
Beginning balance	5,669

Ending balance	5,669

RETAINED EARNINGS:
Beginning balance	249,191
Cash dividends	(13,855)
Net income	31,084

Ending balance	266,420

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	(7,657)
Other comprehensive income (loss) for the period	(35,409)

Ending balance	(43,066)

TREASURY STOCK, at cost:
Beginning balance	(263)
Purchases and disposal (Note)	(17,633)

Ending balance	(17,896)

TOTAL SHAREHOLDERS’ EQUITY	280,681

DISCLOSURE OF COMPREHENSIVE IMCOME:
Net income	31,084

Other comprehensive losses:
Foreign currency translation adjustment	(32,154)
Unrealized holding losses on available-for-sale securities	(3,240)
Pension liability adjustment	(15)

Total comprehensive losses (net of tax)	(4,325)

Note:	Purchases of treasury stock:

In May 2008, the Company bought back 3 million shares of company’s own stock for 11,923 million yen and 3 million shares of company’s own stock for 5,687 million yen in November 2008 in the market.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)
1. Consolidated Financial Results and Forecast

	Yen (millions)
	For the nine		For the nine
	months ended		months ended
	December 31, 2007		December 31, 2008
		(%)		(%)
Net sales	257,580	27.1	238,975	(7.2)
Domestic	38,222	10.8	35,220	(7.9)
Overseas	219,358	30.4	203,755	(7.1)
Operating income	51,222	44.4	45,915	(10.4)
Income before income taxes	51,788	41.9	41,862	(19.2)
Net income	36,214	42.4	31,084	(14.2)
Net income per share (Yen)	251.94		220.81
Employees	10,149		10,675

	Yen (millions)
			For the six months		For the year ending
	For the year ended		ended September 30,		March 31, 2009
	March 31, 2008		2008		(Forecast)
		(%)		(%)		(%)
Net sales	342,577	22.4	175,558	3.6	290,000	(15.3)
Domestic	52,193	11.4	24,378	(5.0)	46,300	(11.3)
Overseas	290,384	24.6	151,180	5.1	243,700	(16.1)
Operating income	67,031	39.1	36,047	6.3	50,000	(25.4)
Income before income taxes	65,771	33.3	34,453	0.0	44,500	(32.3)
Net income	46,043	24.5	24,851	5.3	33,000	(28.3)
Net income per share (Yen)	320.30		175.60		239.54
Employees	10,436		10,799		—

Note:	The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

Please refer to page 4 for the qualitative information on the consolidated financial forecast for the year ending March 31, 2009.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the nine		For the nine		For the year ended March 31, 2008		For the six
	months ended		months ended				months ended
	December 31,		December 31,				September 30,
	2007		2008				2008
		(%)		(%)		(%)		(%)
Japan	38,222	10.8	35,220	(7.9)	52,193	11.4	24,378	(5.0)
Europe	119,873	35.4	112,267	(6.3)	160,360	29.3	83,131	5.4
North America	43,755	17.7	34,730	(20.6)	56,422	9.6	25,836	(10.7)
Asia	16,679	16.9	17,903	7.3	22,629	16.2	13,163	19.4
Other regions	39,051	38.4	38,855	(0.5)	50,973	33.7	29,050	15.9
Central and South America	12,756	34.4	14,199	11.3	16,764	32.0	10,579	30.1
The Middle East and Africa	13,964	45.1	13,544	(3.0)	18,687	43.0	9,964	15.2
Oceania	12,331	35.4	11,112	(9.9)	15,522	25.7	8,507	2.8
Total	257,580	27.1	238,975	(7.2)	342,577	22.4	175,558	3.6

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the periods presented. The table above shows the changes in the percentage ratio of Net sales against the corresponding period of the previous year. Accordingly, it differs from operating segment information on page 8.
3. Exchange Rates

	Yen
	For the nine	For the nine	For the year ended March 31, 2008	For the six	For the year
	months ended	months ended		months ended	ending
	December 31,	December 31,		September 30,	March 31, 2009
	2007	2008		2008	(Forecast)
Yen/U.S. Dollar	117.35	102.92	114.44	106.12	100
Yen/Euro	162.85	151.07	161.59	162.80	142

Note:	The assumption of exchange rates for the fourth quarter of the fiscal year is 90 yen to the U.S. dollar and 115 yen to the euro.
4. Sales Growth in local currency basis (Major subsidiaries)

For the nine
months ended
December 31, 2008
(%)
U.K.	(1.6)
Germany	2.3
France	(2.5)
Russia	7.4
U.S.A.	(13.6)
China	(2.2)
Brazil	37.5
Makita Gulf (UAE) *	29.2
Australia	8.9

*	Including export sales for the Middle East and Africa.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Production Ratio (unit basis)

	For the nine	For the nine	For the year	For the six
	months ended	months ended	ended	months ended
	December 31,	December 31,	March 31,	September 30,
	2007	2008	2008	2008
	(%)	(%)	(%)	(%)
Domestic	23.0	19.4	22.5	20.2
Overseas	77.0	80.6	77.5	79.8

6. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
	For the nine	For the nine	For the year ended March 31, 2008	For the six	For the year
	months ended	months ended		months ended	ending
	December 31,	December 31,		September 30,	March 31, 2009
	2007	2008		2008	(Forecast)
Capital expenditures	10,122	14,126	15,036	9,827	19,000
Depreciation and amortization	6,408	6,587	8,871	4,426	9,000
R&D cost	4,349	5,098	5,922	3,493	7,100

12
English translation of “KESSAN TANSHIN” originally issued in Japanese